787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

April 15, 2010

VIA EDGAR

Jim O’Connor

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	SunAmerica Specialty Series (formerly, AIG Series Trust) (Registration File Nos. 333-111662 and 811-21482) (the Registrant”)

Dear Mr. O’Connor:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via facsimile transmission on February 25, 2010 regarding Post-Effective Amendment No. 17 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “Amendment”), filed on December 24, 2009. For your convenience, the substance of the Staff’s comments has been restated below to the best of the Registrant’s understanding. The Registrant’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement. The Staff’s comments have been categorized as “Global Comments to the Summary Prospectus” and “Fund-Specific Comments,” and the comments have been grouped accordingly under each category.

Global Comments to the High Watermark Funds and Alternative Strategies Fund Summary Prospectuses

Comment No. 1:	Please revise the narrative disclosure prior to the Fee Table of each Fund to track exactly the disclosure required by Item 3 of Form N-1A.

Response:	The requested change has been made.

Comment No. 2:	Please revise the “Expense Reimbursement” line item of the Fee Table to read “Fee Waivers and/or Expense Reimbursements.”

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME     FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Jim O’Connor, Esq.

April 15, 2010

Response:	The requested change has been made.

Comment No. 3:	Footnotes to the Fee Table. In general, delete all footnotes not permitted by Form N-1A. Specifically, (A) delete the footnote describing that a front-end sales charge on Class A shares decreases with the size of the purchase, (B) delete the footnote describing that purchases of Class A shares of $1 million or more will be subject to a CDSC on redemptions made within two years of purchase, (C) delete “recoupment” from the Fee Table, if no payments were recouped, (D) indicate that the contractual fee waiver and/or expense reimbursement will continue through at least March 1, 2011, and (E) delete the last sentence of footnote 3 to the Fee Table (footnote 5 to the Fee Table of the Alternative Strategies Fund).

Response:	The Registrant deleted the footnote describing that a front-end sales charge on Class A shares decreases with the size of the purchase. This disclosure is included elsewhere in the statutory prospectus. The Registrant deleted “recoupment” from any Fund’s fee table, if no payments were actually recouped.

The Registrant respectfully declines to delete the footnote describing that purchases of Class A shares of $1 million or more will be subject to a CDSC on redemptions made within two years of purchase. The Registrant believes that such disclosure may be material to an investor’s investment decision and also notes that other fund complexes that have filed registration statements in accordance with the amended Form N-1A include similar disclosure as footnotes to their Fee Tables.[1]

The Registrant revised the footnote regarding the contractual fee waiver and/or expense reimbursement as follows:

This fee waiver and expense reimbursement will continue in effect indefinitely, unless terminated by the Board of Trustees, including a majority of the Independent Trustees.

With respect to the contractual fee waiver and/or expense reimbursement, pursuant to the Expense Limitation Agreement, SunAmerica is contractually obligated to waive its fees and/or reimburse expenses for each class of each Fund. Pursuant to its terms, the Expense Limitation Agreement continues in effect indefinitely, unless terminated by the Board

[1]	See, e.g., DWS Advisor Funds, Registration Statement filed on Form N-1A with the SEC on January 29, 2010

(http://www.sec.gov/Archives/edgar/data/797657/000008805310000156/nb020110af.txt); Putnam Funds Trust, Registration Statement filed on Form N-1A with the SEC on December 30, 2009

(http://www.sec.gov/Archives/edgar/data/1005942/000092881609001358/a_pft485b.htm).

Jim O’Connor, Esq.

April 15, 2010

of Trustees, including a majority of the Independent Trustees. SunAmerica has no right or ability to terminate the Expense Limitation Agreement. The Registrant believes that this presentation is consistent with requirements of Form N-1A as the expectation is that the Expense Limitation Agreement will continue indefinitely. If the Board of Trustees were to terminate the Expense Limitation Agreement with respect to any Fund prior to March 1, 2011, the Registrant would supplement such Fund’s prospectus accordingly.

The Registrant respectfully declines to the delete the last sentence of footnote 3 to the Fee Table (footnote 5 to the Fee Table of the Alternative Strategies Fund). The Registrant believes that such disclosure may be material and also notes that other fund complexes that have filed registration statements in accordance with the amended Form N-1A include similar disclosure as footnotes to their Fee Tables when discussing contractual fee waivers.[2]

Comment No. 4:	Expense Example: The introduction to the Expense Example should track the language in Form N-1A. All footnotes to the Expense Example should be deleted. Please confirm that the effects of the voluntary fee waivers and/or expense reimbursements are not included in the Expense Example. Please discuss whether the three-, five- and ten-year examples include the effects of the contractual fee waivers and/or expense reimbursements.

Response:	The requested changes have been made. The introduction to the Expense Example matches the language in Form N-1A and all footnotes to the Expense Example have been deleted.

The Expense Example does not include the effects of any applicable voluntary fee waivers and/or expense reimbursements; however, it does include the effects of any applicable contractual fee waiver and/or expense reimbursements in the three-, five- and ten-year examples. As discussed above, the Expense Limitation Agreement has an indefinite term, can only be terminated by the Board of Trustees and there is no current expectation that the Expense Limitation Agreement will be terminated by the Board of Trustees. As discussed in the adopting release, the SEC stated that “[t]his adjustment may be reflected only in the periods for which the expense reimbursement or fee waiver arrangement is expected to continue.”[3] As a result, the Registrant believes that it is appropriate to include the effect of the Expense Limitation Agreement in the presentation of each Fund’s Expense Example.

[2]	See, e.g., JPMorgan Trust I, Registration Statement filed on Form N-1A with the SEC on February 25, 2010 (http://www.sec.gov/Archives/edgar/data/1217286/000114544310000325/d26196.htm).
[3]	Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, Investment Company Act Release No. 28584 (January 13, 2009).

Jim O’Connor, Esq.

April 15, 2010

Comment No 5:	Performance Information: Please revise the narrative disclosure prior to the Bar Chart and Performance Table with the suggested language and add disclosure stating that each Fund’s benchmarks are a broad measure of market performance. Please include the year-to-date return as of the end of the most recent quarter in a footnote to each Fund’s Bar Chart. In the Performance Table please delete “Return Before Taxes” in the presentation of performance. Please delete footnote 1 to the Performance Table if such disclosure is only a hypothetical statement. Please delete footnote 2 to the Performance Table describing each Fund’s benchmarks.

Response:	The Registrant has made certain changes to the narrative disclosure prior to the Bar Chart and Performance Table. The Registrant has not added a footnote to the Bar Chart disclosing the year-to-date performance as of the end of the most quarter because the Registrant believes such disclosure would be redundant for the Funds. The Registrant respectfully submits that the most recent quarter for the Funds is December 31, 2009 and the year-to-date performance as of December 31, 2009 is included in the Bar Chart. The Registrant has not deleted footnote 1 if the footnote is an explanation of the actual performance information for a Fund, but has deleted the footnote for any Funds for which it is a hypothetical statement. The Registrant deleted the descriptions of each Fund’s benchmarks from the footnotes to the Performance Table and moved the disclosure to the “Glossary” section of the Prospectus.

Comment No. 6:	Please delete the statement regarding past performance from the after-tax narrative disclosure following the Performance Table.

Response:	The requested disclosure has been deleted.

Comment No. 7:	Under “Investment Adviser” of each Fund’s summary section, please delete the defined terms and revise the disclosure as suggested by the Staff.

Response:	The requested changes have not been made. The Registrant believes that is has appropriately defined necessary terms.

Comment No. 8:	Under “Portfolio Managers” of each Fund’s summary section, please delete the narrative disclosure preceding the table of portfolio managers.

Response:	The Registrant respectfully declines to delete the disclosure. The Registrant believes that disclosure identifying the lead portfolio manager in this section of the Prospectus is important.

Jim O’Connor, Esq.

April 15, 2010

Global Comments to the High Watermark Funds Summary Prospectus

Comment No. 1:	PGF and Prudential Financial should sign the Registration Statement.

Response:	The Registrant respectfully submits that PGF and Prudential do not need to sign the Registrant Statement. Section 6(a) of the Securities Act of 1933, as amended (the “1933 Act”) states, in relevant part, that in connection with the registration of securities, a registration statement “… shall be signed by each issuer, its principal executive officer or officers, its principal financial officer, its comptroller or principal accounting officer, and the majority of its board of directors or persons performing similar functions…” In accordance with this requirement, the Registration Statement has been signed on behalf of the Registrant as well as by the appropriate officers and board of the Registrant.

Comment No. 2:	Please discuss PGF and Prudential Financial’s ability to pay any potential shortfall, as assessed by the Funds’ Board.

Response:	The Registrant believes that there is adequate disclosure regarding PGF and Prudential Financial’s ability to make payments to a Fund in the event of a shortfall between the NAV of the Fund and the Fund’s Protected High Watermark Value. The risks associated with the Master Agreement, and PGF and Prudential Financial’s ability to meet their obligations under the Master Agreement, are described in the prospectus in the sections “More Information About the Funds—How Risky are the Funds Overall?” and “More Information About the Funds—Risks Associated with the Master Agreement.” These risks are also described in the Funds’ Statement of Additional Information in the section “Investment Objectives and Policies—Risk of Default.” In addition, the credit ratings of Prudential Financial’s long-term senior debt are provided in the “Fund Management” section of each Fund’s prospectus.

There are also certain undertakings in Part C of the Registrant’s Registration Statement designed to provide shareholders with access to information regarding the financial condition of PGF and Prudential Financial, and to provide prompt notice to shareholders of events that could potentially impact the ability of PGF and Prudential Financial to pay any shortfall. Accordingly, the Registrant respectfully declines to add any additional disclosure regarding PGF and Prudential’s ability to pay any potential shortfall.

Comment No. 3:	Please supplementally explain how Prudential underwrites risks as investors continue to invest at varying NAVs.

Jim O’Connor, Esq.

April 15, 2010

Response:	The Funds are subject to conditions of the Master Agreement that require Trajectory, the Funds’ subadviser, to provide certain information to PGF on a daily basis and to follow certain parameters and proprietary mathematical formulae in making investment allocation decisions. These limitations are designed to reduce, but do not eliminate, the risk that the Funds’ assets will be insufficient to allow a Fund to redeem shares at not less than the Protected High Watermark Value on its Protected Maturity Date. Trajectory’s disciplined quantitative investment formulae seeks to maximize the Funds’ prospects for capital appreciation while preserving investment gains and controlling investment risk, particularly the risk of a shortfall between the Protected High Watermark Value and the actual NAV per share of a Fund on the Protected Maturity Date.

Comment No. 4:	Please explain what “high-grade” means with respect to the reference to “high-grade money market instruments” as an asset type in which the Fund may allocate a portion of its portfolio exposure.

Response:	“Money market instruments” are described in the Glossary sections of the prospectuses under “Investment and Other Terminology.” The Registrant has eliminated the term “high-grade” in the summary sections of the prospectuses.

Fund-Specific Comments: 2015 High Watermark Fund

Comment No. 1:	Investment Goals. Please delete or move the additional disclosure following each Fund’s investment goals and please revise the disclosure in Plain English.

Response:	The Registrant moved the disclosure stating the Fund’s investment goals may be changed without shareholder approval to the “More Information About the Funds” section of the Prospectus. The Registrant respectfully declines to delete or move the second and third paragraphs under “Investment Goals;” however, the Registrant has revised the section in as follows in order to attempt to simplify some of the disclosure in this section:

The 2015 High Watermark Fund (the “2015 High Watermark Fund” or the “Fund”) seeks capital appreciation to the extent consistent with preservation of capital investment gains in order to have a net asset value (“NAV”) on August 31, 2015, its Protected Maturity Date, at least equal to the Protected High Watermark Value. The Fund seeks high total return as a secondary objective.

Jim O’Connor, Esq.

April 15, 2010

On the Fund’s Protected Maturity Date, the Fund is designed to return to shareholders the highest net asset value (NAV) attained during the life of the Fund, adjusted as a result of dividends, distributions and any extraordinary expenses. This NAV is the Fund’s “high watermark value,” which is referred to in this Prospectus as the Fund’s Protected High Watermark Value. Shareholders must hold their shares until August 31, 2015, the Protected Maturity Date, in order to be entitled to redeem their shares for the Protected High Watermark Value.

The Fund’s undertaking (the “Payment Undertaking”) that shareholders in the Fund will be entitled to redeem their shares on the Protected Maturity Date for the Protected High Watermark Value is backed by a master agreement (“Master Agreement”) between the Trust, on behalf of the Fund, and Prudential Global Funding, LLC (“PGF”), under which PGF will pay to the Fund any shortfall between the Protected High Watermark Value and the actual NAV per share on the Fund’s Protected Maturity Date, provided certain conditions are met. PGF’s obligations are guaranteed by its parent, Prudential Financial, Inc. (“Prudential Financial”).

Comment No. 2:	Fee Table. Please include a separate line item under “Other Expenses” in the Fee Table showing the cost of the Master Agreement.

Response:	The requested disclosure has been added. The Registrant has added a line item captioned “Master Agreement Fee” to the Fund’s Fee Table. The Registrant also included the following footnote to the Fee Table:

This fee is paid to PGF under the Master Agreement and is a component of Other Expenses.

Comment No. 3:	Principal Investment Strategy and Techniques of the Fund. Pursuant to General Instruction C.1.(a),(b) and (c), please revise the disclosure of the Fund’s principal investment strategy in Plain English.

Response:	The requested changes have been made. The Registrant revised the Fund’s disclosure relating to its principal investment strategy as follows:

The Fund seeks to generate capital appreciation by dynamically allocating its portfolio exposure to U.S. equity markets (consisting of exchange traded S&P 500 Index futures and options on these futures or options on the index) and to U.S. fixed income markets (consisting of U.S. government securities, primarily STRIPS and other zero-coupon securities, and money market instruments). Exposures to both markets are managed to minimize the risk of loss of principal and investment gains

Jim O’Connor, Esq.

April 15, 2010

over the life of the Fund (the Investment Period) and to become generally more conservative (that is, less exposed to equity markets) as the Fund’s Protected Maturity Date approaches. Under normal market conditions, the Fund will initially seek significant equity exposures and relatively long duration fixed income exposures and will be managed such that, as the Protected Maturity Date approaches, Fund holdings are increasingly devoted to high-grade, short-term fixed income securities.

The Fund’s subadviser, Trajectory Asset Management LLC (“Trajectory” or the “Adviser”), implements its proprietary strategy through a disciplined quantitative investment approach that seeks to maximize prospects for capital appreciation while attempting to preserve investment gains and controlling investment risk, particularly the risk of a shortfall between the Protected High Watermark Value and the actual NAV per share of the Fund on its Protected Maturity Date.

Generally, the Fund should be purchased only by investors who:

• have a long-term investment horizon compatible with the Fund’s Protected Maturity Date,

• seek potential for capital appreciation but place a premium on capital preservation,

• want a professionally managed and diversified portfolio, and

• are not seeking current income through cash dividends.

The Fund is inappropriate as:

•       a means of “capturing” a Protected High Watermark Value that exceeds today’s NAV. The protected “yield” that a new investor would earn would generally be inferior to Treasury bonds of like duration. If this were not the case, then the Early Closure Condition provision in the Master Agreement (as discussed on page 4) would require that the Fund be closed to new investors. This is true even in periods of rising interest rates, when the disparity between current NAV and the Protected High Watermark Value may be pronounced.

• a short-term investment, despite the Fund’s daily liquidity, since interim losses in value are not protected.

• an equity substitute, since the Fund’s equity exposure is limited and generally declines over time.

Jim O’Connor, Esq.

April 15, 2010

The principal investment strategies and principal investment techniques of the Fund may be changed without shareholder approval.

Comment No. 4:	Principal Risks. Please revise the Fund’s principal risk in Plain English.

Response:	The requested changes have been made. The Registrant revised the Fund’s disclosure relating to its principal risks as follows:

There can be no assurance that the Fund’s investment goals will be met or that the net return on an investment in the Fund will exceed what could have been obtained through other investment or savings vehicles. Shares of the Fund are not bank deposits and are not guaranteed or insured by any bank, government entity or the Federal Deposit Insurance Corporation. As with any mutual fund, there is no guarantee that the Fund will be able to achieve its investment goals. You could lose money on an investment in the Fund.

The principal risks of an investment in the Fund involve opportunity costs, interim redemption risk (i.e., the risks associated with redemption prior to the Fund’s Protected Maturity Date), and early closure or early termination risk, as well as the risks associated with exposure to the equity and fixed income markets.

Opportunity Costs. Opportunity costs involve the likelihood that the Fund’s equity exposure drops to a low level or is eliminated altogether during periods of low interest rates or declining equity markets. This would reduce the Fund’s ability to participate in upward equity market movements, and therefore, represents some loss of opportunity compared to a portfolio that is fully invested in equities. In addition, the terms of the Master Agreement prescribe certain investment parameters within which a Fund must be managed during the Investment Period to preserve the benefit of the Master Agreement. Accordingly, the Master Agreement could limit the Adviser’s ability to alter the allocation of Fund assets in response to changing market conditions. The terms of the Master Agreement could require the Fund to liquidate an equity index futures position when it otherwise would not be in the shareholders’ best interests. Under certain circumstances, the Master Agreement may also require all of the Fund’s assets to be invested in fixed income securities.

Interim Redemption Risk. Investors can realize significant losses if they redeem their shares before the Fund’s Protected Maturity Date due to the possibility of a shortfall between the Protected High Watermark Value that investors earn if shares are held to the Fund’s Protected Maturity Date and the actual NAV of Fund shares on the date of redemption. This shortfall could be more pronounced in an environment of rising interest rates or a declining stock market.

Jim O’Connor, Esq.

April 15, 2010

Early Closure Risk. An Early Closure Condition is a circumstance where the Adviser allocates all of the Fund’s assets to fixed income securities and/or the yield on the fixed income portfolio is insufficient to cover the Fund’s operating expenses in which case the Fund will close to new investments. If an Early Closure Condition occurs in the judgment of the Adviser, the Fund will close to new investments, though a new fund with the same Protected Maturity Date may be established to accept new contributions.

Early Termination Risk. Under the Master Agreement, if certain low interest rate conditions occur and the Fund is within three years of its initial Protected Maturity Date, the Fund can terminate early. If the Fund terminates early under these circumstances, the Fund’s Protected High Watermark Value will be accelerated and shareholders will receive the benefit of the Protected High Watermark Value. If the Fund was to terminate before the Fund’s Protected Maturity Date (an Early Fund Termination) and the Trust’s Board of Trustees determine to liquidate the Fund, an investor would have to locate an alternative investment for his or her assets until the otherwise scheduled Protected Maturity Date, which could involve transaction expenses.

Risk of Exposure to both Equity and Fixed Income Markets. Because the Fund participates in both the equity and debt markets, the Fund may underperform stock funds when stocks are in favor and underperform bond funds when stocks are out of favor.

Comment No. 5:	Purchase and Sale of Fund Shares. Please delete the sentence immediately following the purchase and sale of Fund shares chart since this language appears on the cover of the Prospectus (i.e., the sentence relating to the fact that the 2015 High Watermark Fund is closed to new investors).

Response:	The Registrant respectfully declines to make the changes suggested by the Staff. Even though this disclosure appears on the cover of the prospectus, the Registrant believes that it is also appropriate to make this disclosure in the section of the Prospectus relating to the purchase and sale of Fund shares.

Jim O’Connor, Esq.

April 15, 2010

Fund-Specific Comments: 2020 High Watermark Fund

Comment No. 1:	Investment Goals. Please delete or move the additional disclosure following each Fund’s investment goals and please revise the disclosure in Plain English.

Response:	The Registrant moved the disclosure stating the Fund’s investment goals may be changed without shareholder approval to the “More Information About the Funds” section of the Prospectus. The Registrant respectfully declines to delete or move the second and third paragraphs under “Investment Goals;” however, the Registrant has revised the section in as follows in order to attempt to simplify some of the disclosure in this section:

The 2020 High Watermark Fund (the “2020 High Watermark Fund” or the “Fund”) seeks capital appreciation to the extent consistent with preservation of capital investment gains in order to have a net asset value (“NAV”) on August 31, 2020, its Protected Maturity Date, at least equal to the Protected High Watermark Value. The Fund seeks high total return as a secondary objective.

On the Fund’s Protected Maturity Date, the Fund is designed to return to shareholders on August 31, 2020, its Protected Maturity Date, the highest net asset value (NAV) attained during the life of the Fund, adjusted as a result of dividends, distributions and any extraordinary expenses. This NAV is the Fund’s “high watermark value,” which is referred to in this Prospectus as the Fund’s Protected High Watermark Value. Shareholders must hold their shares until August 31, 2020, the Protected Maturity Date, in order to be entitled to redeem their shares for the Protected High Watermark Value.

The Fund’s undertaking (the “Payment Undertaking”) that shareholders in the Fund will be entitled to redeem their shares on the Protected Maturity Date for the Protected High Watermark Value is backed by a master agreement (“Master Agreement”) between the Trust, on behalf of the Fund, and Prudential Global Funding, LLC (“PGF”), under which PGF will pay to the Fund any shortfall between the Protected High Watermark Value and the actual NAV per share on the Fund’s Protected Maturity Date, provided certain conditions are met. PGF’s obligations are guaranteed by its parent, Prudential Financial, Inc. (“Prudential Financial”).

Comment No. 2:	Fee Table. Please include a separate line item under “Other Expenses” in the Fee Table showing the cost of the Master Agreement.

Jim O’Connor, Esq.

April 15, 2010

Response:	The requested disclosure has been added. The Registrant has added a line item captioned “Master Agreement Fee” to the Fund’s Fee Table. The Registrant also included the following footnote to the Fee Table:

This fee is paid to PGF under the Master Agreement and is a component of Other Expenses.

Comment No. 3:	Principal Investment Strategy and Techniques of the Fund. Pursuant to General Instruction C.1.(a),(b) and (c), please revised the disclosure of the Fund’s principal; investment strategy in Plain English.

Response:	The requested changes have been made. The Registrant revised the Fund’s disclosure relating to its principal investment strategy as follows:

The Fund seeks to generate capital appreciation by dynamically allocating its portfolio exposure to U.S. equity markets (consisting of exchange traded S&P 500 Index futures and options on these futures or options on the index) and to U.S. fixed income markets (consisting of U.S. government securities, primarily STRIPS and other zero-coupon securities, and money market instruments). Exposures to both markets are managed to minimize the risk of loss of principal and investment gains over the life of the Fund (the Investment Period) and to become generally more conservative (that is, less exposed to equity markets) as the Fund’s Protected Maturity Date approaches. Under normal market conditions, the Fund will initially seek significant equity exposures and relatively long duration fixed income exposures and will be managed such that, as the Protected Maturity Date approaches, Fund holdings are increasingly devoted to high-grade, short-term fixed income securities.

The Fund’s subadviser, Trajectory Asset Management LLC (“Trajectory” or the “Adviser”), implements its proprietary strategy through a disciplined quantitative investment approach that seeks to maximize prospects for capital appreciation while attempting to preserve investment gains and controlling investment risk, particularly the risk of a shortfall between the Protected High Watermark Value and the actual NAV per share of the Fund on its Protected Maturity Date.

Generally, the Fund should be purchased only by investors who:

• have a long-term investment horizon compatible with the Fund’s Protected Maturity Date,

• seek potential for capital appreciation but place a premium on capital preservation,

Jim O’Connor, Esq.

April 15, 2010

• want a professionally managed and diversified portfolio, and

• are not seeking current income through cash dividends.

The Fund is inappropriate as:

•       a means of “capturing” a Protected High Watermark Value that exceeds today’s NAV. The protected “yield” that a new investor would earn would generally be inferior to Treasury bonds of like duration. If this were not the case, then the Early Closure Condition provision in the Master Agreement (as discussed on page 9) would require that the Fund be closed to new investors. This is true even in periods of rising interest rates, when the disparity between current NAV and the Protected High Watermark Value may be pronounced.

• a short-term investment, despite the Fund’s daily liquidity, since interim losses in value are not protected.

• an equity substitute, since the Fund’s equity exposure is limited and generally declines over time.

The principal investment strategies and principal investment techniques of the Fund may be changed without shareholder approval.

Comment No. 4:	Principal Risks. Please revise the Fund’s principal risk in Plain English.

Response:	The requested changes have been made. The Registrant revised the Fund’s disclosure relating to its principal risks as follows:

There can be no assurance that the Fund’s investment goals will be met or that the net return on an investment in the Fund will exceed what could have been obtained through other investment or savings vehicles. Shares of the Fund are not bank deposits and are not guaranteed or insured by any bank, government entity or the Federal Deposit Insurance Corporation. As with any mutual fund, there is no guarantee that the Fund will be able to achieve its investment goals. You could lose money on an investment in the Fund.

The principal risks of an investment in the Fund involve opportunity costs, interim redemption risk (i.e., the risks associated with redemption prior to the Fund’s Protected Maturity Date), and early closure or early termination risk, as well as the risks associated with exposure to the equity and fixed income markets.

Jim O’Connor, Esq.

April 15, 2010

Opportunity Costs. Opportunity costs involve the likelihood that the Fund’s equity exposure drops to a low level or is eliminated altogether during periods of low interest rates or declining equity markets. This would reduce the Fund’s ability to participate in upward equity market movements, and therefore, represents some loss of opportunity compared to a portfolio that is fully invested in equities. In addition, the terms of the Master Agreement prescribe certain investment parameters within which a Fund must be managed during the Investment Period to preserve the benefit of the Master Agreement. Accordingly, the Master Agreement could limit the Adviser’s ability to alter the allocation of Fund assets in response to changing market conditions. The terms of the Master Agreement could require the Fund to liquidate an equity index futures position when it otherwise would not be in the shareholders’ best interests. Under certain circumstances, the Master Agreement may also require all of the Fund’s assets to be invested in fixed income securities.

Interim Redemption Risk. Investors can realize significant losses if they redeem their shares before the Fund’s Protected Maturity Date due to the possibility of a shortfall between the Protected High Watermark Value that investors earn if shares are held to the Fund’s Protected Maturity Date and the actual NAV of Fund shares on the date of redemption. This shortfall could be more pronounced in an environment of rising interest rates or a declining stock market.

Early Closure Risk. An Early Closure Condition is a circumstance where the Adviser allocates all of the Fund’s assets to fixed income securities and/or the yield on the fixed income portfolio is insufficient to cover the Fund’s operating expenses in which case the Fund will close to new investments. If an Early Closure Condition occurs in the judgment of the Adviser, the Fund will close to new investments, though a new fund with the same Protected Maturity Date may be established to accept new contributions.

Early Termination Risk. Under the Master Agreement, if certain low interest rate conditions occur and the Fund is within three years of its initial Protected Maturity Date, the Fund can terminate early. If the Fund terminates early under these circumstances, the Fund’s Protected High Watermark Value will be accelerated and shareholders will receive the benefit of the Protected High Watermark Value. If the Fund was to terminate before the Fund’s Protected Maturity Date (an Early Fund Termination) and the Trust’s Board of Trustees determine to liquidate the Fund, an investor would have to locate an alternative investment for his or her assets until the otherwise scheduled Protected Maturity Date, which could involve transaction expenses.

Jim O’Connor, Esq.

April 15, 2010

Risk of Exposure to both Equity and Fixed Income Markets. Because the Fund participates in both the equity and debt markets, the Fund may underperform stock funds when stocks are in favor and underperform bond funds when stocks are out of favor.

Comment No. 5:	Purchase and Sale of Fund Shares. Please delete the sentence immediately following the purchase and sale of Fund shares chart since this language appears on the cover of the Prospectus (i.e., the sentence relating to the fact that the 2015 High Watermark Fund is closed to new investors).

Response:	The Registrant respectfully declines to make the changes suggested by the Staff. Even though this disclosure appears on the cover of the prospectus, the Registrant believes that it is also appropriate to make this disclosure in the section of the Prospectus relating to the purchase and sale of Fund shares.

Fund-Specific Comments: Alternative Strategies Fund

Comment No 1:	Investment Objective. Please (A) revise the Fund’s investment objective as suggested by the Staff, and (B) delete or move the additional disclosure following each Fund’s investment objective.

Response:	The Registrant respectfully declines to make changes to the Fund’s investment objectives. The Registrant believes that the Fund’s investment objective is accurate and appropriate and notes that any such changes would potentially require the approval of the Board of Trustees. The Registrant deleted the additional disclosure following the Fund’s investment objective that defines terms used in the Fund’s investment objective. The Registrant moved the disclosure stating the Fund’s investment objective may be changed without shareholder approval to the “More Information About the Funds” section of the Prospectus.

Comment No 2:	Fee Table. Please provide clarification about what the Subsidiary is and what its expenses are.

Response:	The Registrant added a line item to the Fund’s Fee Table showing the expenses of the Subsidiary, including the Subsidiary Management Fee, and also added a line item regarding SunAmerica’s fee waiver with respect to the Subsidiary Management Fee. In addition, the following footnotes have been added to the Fund’s Fee Table regarding the Subsidiary:

(2) The Fund invests in a wholly-owned subsidiary organized under the laws of the Cayman Islands (the “Subsidiary”). The Subsidiary has entered into a separate contract with SunAmerica Asset Management Corp. (“SunAmerica”) for the management of the Subsidiary’s portfolio pursuant to which the Subsidiary pays SunAmerica a management fee at the annual rate of 1.00% of its net assets.

Jim O’Connor, Esq.

April 15, 2010

(3) SunAmerica has contractually agreed to waive the management fee it receives from the Fund in an amount equal to the management fee paid to SunAmerica by the Subsidiary (as described in footnote 2 above) (“Management Fee Waiver”). This waiver may not be terminated by SunAmerica and will remain in effect for as long as SunAmerica’s contract with the Subsidiary is in place.

(7) The Subsidiary commenced operations on May 22, 2009. “Other Expenses of the Subsidiary,” and corresponding Management Fee Waiver, have been restated to reflect the Management Fee and Other Expenses of the Subsidiary as if the Subsidiary had been in operation for a full fiscal year, based on the Fund’s and Subsidiary’s net assets as of October 31, 2009.

Comment No 3:	Subsidiary. Please disclose in the body of the prospectus the purpose of the Subsidiary. Please supplementally inform the Staff why the Subsidiary is paying a fee to SunAmerica.

Response:	The Registrant added the following disclosure to the sub-section captioned “Investments in the Wholly-Owned Subsidiary” under the Principal Investment Strategies and Techniques of the Fund” section:

It is expected that the Subsidiary will invest primarily in commodity-linked and hedge fund-linked derivatives, including swaps, structured notes, options, futures and options on futures.

The Subsidiary entered into a separate agreement with SunAmerica for the management of the Subsidiary’s portfolio pursuant to which the Subsidiary pays SunAmerica a management fee for the services provided. SunAmerica, however, has contractually agreed to waive the management fee it receives from the Fund in an amount equal to the Management Fee paid to SunAmerica by the Subsidiary. This waiver may not be terminated by SunAmerica and will remain in effect for as long as SunAmerica’s contract with the Subsidiary is in place.

Comment No 4:	Principal Investment Strategies. Please delete the: (A) fifth paragraph, (B) sixth paragraph, (C) first sentence of the seventh paragraph, (D) eighth paragraph and (E) first sentence of the twelfth paragraph and move the remainder of the paragraph to the “Principal Risks of Investing in the Fund” section. Please add disclosure to the eleventh paragraph stating how investment in the Subsidiary will provide the Fund with commodity and hedge fund exposure.

Jim O’Connor, Esq.

April 15, 2010

Response:	The Registrant deleted the: (A) fifth paragraph, (B) entire seventh paragraph and (C) first sentence of the twelfth paragraph and moved the remainder of the paragraph to the “Principal Risks of Investing in the Fund” section. The Registrant respectfully declines to delete the sixth and eighth paragraph as the Registrant believes such disclosure is material. The Registrant added the following disclosure to the eleventh paragraph:

It is expected that the Subsidiary will invest primarily in commodity-linked and hedge fund-linked derivatives, including swaps, structured notes, options, futures and options on futures.

Comment No. 5:	Please disclose how much notice will be provided to shareholders if the principal investment strategy and principal investment technique of the Fund are changed. In addition, please move the disclosure to the “More Information About the Funds” section.

Response:	The Registrant respectfully declines to add disclosure stating how much notice will be provided to shareholders if the principal investment strategy and principal investment technique of the Fund are changed. While the Registrant anticipates providing notice to investors of any change in a Fund’s principal investment strategy and principal investment technique within a reasonable time, the Registrant does not believe such disclosure is required by Form N-1A or any applicable rules under the 1940 Act in the context of the Fund. In addition, the Registrant respectfully declines to move this disclosure.

Comment No. 6:	Please revise the narrative disclosure prior to the Fund’s principal risks with the Staff’s suggested disclosure.

Response:	The Registrant respectfully declines to make the suggested changes to the disclosure. The Registrant believes that the narrative disclosure prior to the Fund’s principal risks is appropriate.

Comment No. 7:	Please delete the last paragraph of the “Principal Risks of Investing in the Fund” section.

Response:	The Registrant deleted the disclosure.

Comment No. 8:	Please explain why the Alternative Strategies Blended Benchmark Index is appropriate given that the commodities portion is represented by the S&P GSCI Light Energy Total Return Index instead of the entire S&P GSCI Index.

Jim O’Connor, Esq.

April 15, 2010

Response:	Both the S&P GSCI Light Energy Index (“Light Energy Index”) and the S&P GSCI Index are comprised of the same commodity sectors, with the only difference being the weightings of these sectors within the respective index. In particular, the Light Energy Index contains a more modest energy sector weighting as compared to the S&P GSCI Index, which results in the Light Energy Index having a more balanced allocation across the commodity sectors. Accordingly, the Registrant believes that the Light Energy Index is more representative of the broad commodities market and that the use of the Alternative Strategies Blended Benchmark (which includes the Light Energy Index) is an appropriate supplemental benchmark consistent with Instruction 2(b) to Item 4 of Form N-1A.

Comment No. 15:	Important Additional Information. In the chart describing purchase and sale information, please delete disclosure regarding investor eligibility to purchase shares of each class. Please delete the second sentence of the narrative disclosure in the “Tax Information” section. Please delete the last sentence of the narrative disclosure under “Payments to Broker/Dealers and Other Financial Intermediaries.”

Response:	The requested deletions in the chart have been made and the last sentence of the narrative disclosure under Payments to Broker/Dealers and Other Financial Intermediaries” has been deleted. The disclosure under “Tax Information” has been revised as follows:

Each Fund’s dividends and distributions are subject to federal income taxes and will be taxed as ordinary income or capital gains, unless you are a tax-exempt investor or are investing through a retirement plan, in which case you may be subject to federal income tax upon withdrawal from such tax-deferred arrangements.

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Please do not hesitate to contact me at (212) 728-8681 if you have comments or if you require additional information regarding the Registrant’s Registration Statement.

Respectfully submitted,

/s/ Jack D. Cohen
Jack D. Cohen

cc:	Kathleen Fuentes, Esq., SunAmerica Asset Management Corp.